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Exhibit 99.1

LEGAL NOTICE

        Notice to Holders of Common Shares of ImagicTV, Inc., and Holders of Options to Purchase Common Shares of ImagicTV, Inc.

        This publication shall serve as notice to all holders of common shares of Imagic TV, Inc. ("ImagicTV"), a corporation incorporated under the federal laws of Canada, and holders of options to acquire common shares of ImagicTV (herein referred to as "ImagicTV Options") that a hearing to approve the proposed plan of arrangement (the "Plan of Arrangement") providing for the acquisition by Alcatel of all of the outstanding shares of ImagicTV not currently owned by Alcatel will be held at the following place and time:

Superior Court of Justice (Ontario)
393 University Avenue
Toronto, Ontario
8th Floor
April 24, 2003
10:00 a.m.

        At the hearing, the court will be asked to approve the Plan of Arrangement and, among other things, (1) determine that (A) the terms of the Plan of Arrangement pursuant to which the outstanding ImagicTV common shares will be exchanged for Alcatel Class A American Depository Shares, and (B) the treatment of ImagicTV Options pursuant to the Plan of Arrangement as described below, are in each case fair to the holders of ImagicTV common shares and ImagicTV Options and (2) approve the fairness of the terms and conditions thereof. The closing of the Plan of Arrangement is conditional on, among other things, obtaining an order of the court approving the Plan of Arrangement.

        The hearing is open to all holders of ImagicTV common shares and holders of ImagicTV Options, and all such persons are invited to attend the hearing. Each holder of ImagicTV common shares and each holder of ImagicTV Options who wishes to appear or be represented at the hearing must serve and file with the court on or before April 22, 2003, a notice of appearance in the form prescribed in the Ontario Rules of Civil Procedure, together with any evidence or material which is to be presented to the court. The notice of appearance also must be served on ImagicTV by delivery in a manner prescribed by the Ontario Rules of Civil Procedure to the solicitors for ImagicTV at: McCarthy Tétrault LLP, Suite 4700, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario Canada M5K 1E6, Attention: John A. Dent, (416) 601-8266. A copy of the form that may be used to file a notice of appearance also may be obtained by contacting McCarthy Tetrault LLP at the above address. If the hearing is adjourned, notice of the adjournment date shall only be required to be given to those persons who have previously filed and served a notice of appearance in the manner described above.

        The Plan of Arrangement is proposed to be effected pursuant to an arrangement agreement dated February 6, 2003, between Alcatel and ImagicTV Inc. (the "Arrangement Agreement"). Pursuant to the Plan of Arrangement and the Arrangement Agreement, the holders of ImagicTV common shares will receive Alcatel Class A American Depository Shares for their ImagicTV common shares on the basis of an exchange ratio as provided for in the Plan of Arrangement and the Arrangement Agreement, and each outstanding ImagicTV Option will, as of the effective time of the Plan of Arrangement, represent options to purchase Alcatel Class A Shares based on the same exchange ratio applicable to ImagicTV common shares.

        This publication is being made in accordance with Staff Legal Bulletin No. 3 dated October 20, 1999, of the U.S. Securities and Exchange Commission to satisfy the Commission's requirement that, to rely on Section 3(a)(10) of the Securities Act of 1933 to exempt from registration under the Securities Act of 1933 the offer and sale of the Alcatel securities to be issued pursuant to the Plan of Arrangement, adequate notice of the hearing must be provided to all persons to whom securities will be issued pursuant to the Plan of Arrangement.

        Additional information regarding the Arrangement Agreement and Plan of Arrangement may be found in the notice of special meeting of securityholders and management proxy circular of ImagicTV dated March 25, 2003, which has been filed by ImagicTV with Canadian provincial and territorial securities commissions and regulatory authorities on SEDAR on April 3, 2003, and with the U.S. Securities and Exchange Commission under cover of Form 6-K on April 3, 2003.

        If you need additional information regarding the hearing, you may contact:

Geoff R. Hall (416) 601-7856
John A. Dent (416) 601-8266

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LEGAL NOTICE